Zentek Provides Update on International Opportunities

Guelph, ON - December 12, 2024, Zentek Ltd. ("Zentek" or the "Company") (Nasdaq: ZTEK; TSX-V: ZEN), an intellectual property development and commercialization company, has signed a Memorandum of Understanding ("MOU") with Al-Ramez International Group - through Saudi Excellence Holding Company - establishing a strategic partnership to drive innovation and commercialization in advanced technologies across the Kingdom of Saudi Arabia ("KSA") and the Middle East and North Africa ("MENA") region on November 14th 2024.

Memorandum of Understanding Overview

The MOU outlines a collaborative framework where Zentek intends to contribute intellectual property, product licensing, and research and development expertise, while Al-Ramez International Group intends to provide marketing support, investor relations, financing, and access to the KSA and MENA market. Together, the parties aim to achieve several key objectives:

1. Graphene Production Hub: Develop a world-class graphene production facility in the KSA focusing on ZenGUARD™ technologies for distribution in the KSA and across the MENA region.

2. Commercialization Hub: Establish a centralized hub for the commercialization of Zentek's current and future graphene technologies.

3. Biotechnology Expansion: Support local research and production initiatives by advancing and commercializing Triera Biosciences Ltd.'s ("Triera") multivalent aptamer technology for rapid drug discovery within the KSA and MENA region.

4. Strategic Investment in Resources: Facilitate investment and development of the Albany Graphite Deposit to support the North American supply chain for advanced materials, including anode material for the electric vehicle market.

5. Aptamer Research and Development: Secure funding for Triera to establish and expand aptamer research and development in conjunction with a Saudi university and private sector partners and build a production facility for the KSA and MENA region.

This MOU, a direct result of the groundwork laid during trips to the United Arab Emirates and Saudi Arabia, reflects the shared vision of fostering advanced, efficient, and affordable solutions to meet the needs of industries and institutions across the region. The potential partnership also considers exclusivity and joint ventures related to the Company's opportunities that may also position Al-Ramez International Group as a key equity partner. The Company believes this potential partnership could be a significant step toward successfully commercializing many of its opportunities and creating  benefits for both parties.

"We are very excited to be collaborating with Sheik Abdullah Zaid Al-Meleihi and the Al-Ramez International Group to bring the Zentek platform to the KSA and MENA region. The vast reach, track record, relationships and vision for the future of this group will provide a tremendous  partnership opportunity for Zentek in the region. Our Company has the potential to play a significant role in the Saudi Green Initiative Vision 2030 as the Kingdom looks to reduce its carbon footprint through significant investments in new technologies," said Greg Fenton, Zentek CEO.

International Expansion and Export Strategy

To support these and other international business opportunities, the Company has applied for and been accepted into the World Trade Centre Toronto's Trade Accelerator Program (TAP) | Life Sciences Commercialization for Global Success.

The TAP program focuses on the following areas:

• Understanding key concepts in medical technology commercialization for international markets

• Ensuring products meet healthcare needs while demonstrating clear value

• Validating target markets and creating a comprehensive export plan to guide global commercialization efforts

• Establishing profitable entities that serve both local and global customer bases

About Zentek Ltd.

Zentek is an ISO 13485:2016 certified intellectual property technology company focused on the research, development and commercialization of novel products seeking to give the Company's commercial partners a competitive advantage by making their products better, safer, and greener.

Zentek's patented technology platform ZenGUARD™ is shown to have enhanced viral filtration efficiency for surgical masks and HVAC (heating, ventilation, and air conditioning) systems. Zentek's ZenGUARD™ production facility is located in Guelph, Ontario.

For further information on Zentek:

investorrelations@zentek.com

Ryan Shacklock

Senior VP, Strategy & Business Development

Email: rshacklock@zentek.com

Phone: 306-270-9610

To find out more about Zentek, please visit our website at www.Zentek.com. A copy of this news release and all material documents in respect of the Company may be obtained on Zentek's SEDAR+ profile at http://www.sedarplus.ca/.

Forward-Looking Statements

This news release contains forward-looking statements. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Although Zentek believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information, which only applies as of the date of this news release, and no assurance can be given that such events will occur in the disclosed time frames or at all. Zentek disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, other than as required by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.